Exhibit 99.1

Leju Reports Fourth Quarter and Full Year 2020 Results

BEIJING, March 26, 2021/PRNewswire/ — Leju Holdings Limited (“Leju” or the “Company”) (NYSE: LEJU), a leading e-commerce and online media platform for real estate and home furnishing industries in China, today announced its unaudited financial results for the fiscal quarter and full year ended December 31, 2020.

Fourth Quarter 2020 Financial Highlights

•                      Total revenues increased by 2% year-on-year to $230.4 million.

-                     Revenues from online advertising services increased by 43% year-on-year to $60.1 million.

-                     Revenues from e-commerce services decreased by 8% year-on-year to $170.1 million.

•                      Income from operations was $10.1 million, an increase of 12% from $9.0 million for the same quarter of 2019.

•                      Non-GAAP income from operations was $13.4 million, a decrease of 4% from $14.0 million for the same quarter of 2019.

•                      Net income attributable to Leju Holdings Limited shareholders was $6.1 million, or $0.04 per diluted American depositary share (“ADS”), an increase of 36% from $4.5 million, or $0.03 per diluted ADS, for the same quarter of 2019.

•                      Non-GAAP[1] net income attributable to Leju Holdings Limited shareholders was $8.8 million, or $0.06 per diluted ADS, compared to $8.7 million, or $0.06 per diluted ADS, for the same quarter of 2019.

Full Year 2020 Financial Highlights

•                      Total revenues increased by 4% year-on-year to $719.5 million.

-                     Revenues from online advertising services increased by 19% year-on-year to $170.8 million.

-                     Revenues from e-commerce services was $547.9 million, a slight increase from $547.2 million for 2019.

•                      Income from operations was $24.1 million, an increase of 36% from $17.7 million for 2019.

•                      Non-GAAP income from operations was $38.3 million, an increase of 13% from $33.9 million for 2019.

•                      Net income attributable to Leju Holdings Limited shareholders was $19.3 million, or $0.14 per diluted ADS, an increase of 68% from $11.5 million, or $0.08 per diluted ADS for 2019.

•                      Non-GAAP net income attributable to Leju Holdings Limited shareholders was $30.7 million, or $0.22 per diluted ADS, an increase of 25% from $24.6 million, or $0.18 per diluted ADS for 2019.

[1]    Leju uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to Leju shareholders, (4) net income (loss) attributable to Leju shareholders per basic ADS, and (5) net income (loss) attributable to Leju shareholders per diluted ADS, each of which excludes share-based compensation expense, amortization of intangible assets resulting from business acquisitions and income tax impact on the share-based compensation expense, amortization of intangible assets resulting from business combinations. See “About Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” below for more information about the non-GAAP financial measures included in this press release.

“China’s new housing market experienced mild growth in transactions for the full year 2020, as a sharp decline at the beginning of the year due to the Covid-19 epidemic was followed by a substantial recovery later in the year,” said Mr. Geoffrey He, Leju’s Chief Executive Officer. “As developers increasingly recognized the importance of digital marketing, Leju’s online advertising services saw strong growth, while our e-commerce services turned in a steady performance. In the fourth quarter of 2020, Leju held a series of successful online promotions that further enhanced our brand recognition and boosted our media influence. In 2020, we held a total of eight well-received promotional events, kicking off with our ‘Online Sales Office’ during the Chinese Spring Festival. These activities helped to take our advertising services to the next level, supported steady growth for our e-commerce services, and significantly improved our industry coverage and overall service level.”

“In 2021, leveraging our strategic cooperation between Alibaba and E-House, Leju will seize new opportunities in digital marketing, roll out new advertising and e-commerce services, and ramp up our business scale. We will continue to optimize our operations and management, increase our efforts in attracting top talent, improve management and operational efficiency, and increase profit margins to provide a solid foundation for Leju’s future growth.”

Four Quarter 2020 Results

Total revenues were $230.4 million, an increase of 2% from $226.8 million for the same quarter of 2019, mainly due to an increase in revenues from online advertising services, partially offset by a decrease in revenues from e-commerce services.

Revenues from e-commerce services were $170.1 million, a decrease of 8% from $184.5 million for the same quarter of 2019, primarily due to a decrease in the number of discount coupons redeemed and a decrease in the average price per discount coupons redeemed.

Revenues from online advertising services were $60.1 million, an increase of 43% from $42.0 million for the same quarter of 2019, primarily due to an increase in property developers’ demand for online advertising.

Revenues from listing services were $0.2 million, a decrease of 19% from $0.3 million for the same quarter of 2019, primarily due to a decrease in demand from secondary real estate brokers.

Cost of revenues was $17.8 million, an increase of 34% from $13.2 million for the same quarter of 2019, primarily due to increased cost of advertising resources purchased from media platforms related to the Company’s online advertising business.

Selling, general and administrative expenses were $202.6 million, a decrease of 1% from $204.2 million for the same quarter of 2019, primarily due to decreased labor cost, partially offset by increased advertising expenses relating to promotion activities for the same period of 2020.

Income from operations was $10.1 million, an increase of 12% from $9.0 million for the same quarter of 2019. Non-GAAP income from operations was $13.4 million, a decrease of 4% from $14.0 million for the same quarter of 2019.

Net income was $7.2 million, an increase of 105% from $3.5 million for the same quarter of 2019. Non-GAAP net income was $9.9 million, an increase of 28% from $7.7 million for the same quarter of 2019.

Net income attributable to Leju Holdings Limited shareholders was $6.1 million, or $0.04 per diluted ADS, an increase of 36% from $4.5 million, or $0.03 per diluted ADS, for the same quarter of 2019. Non-GAAP net income attributable to Leju Holdings Limited shareholders was $8.8 million, or $0.06 per diluted ADS, compared to $8.7 million, or $0.06 per diluted ADS, for the same quarter of 2019.

Full year 2020 Results

Total revenues were $719.5 million, an increase of 4% from $692.6 million for 2019, mainly due to an increase in revenues from online advertising services.

Revenues from e-commerce services were $547.9 million, a slightly increase from $547.2 million for 2019, primarily due to an increase in the number of discount coupons redeemed, partially offset by a decrease in the average price per discount coupon redeemed.

Revenues from online advertising services were $170.8 million, an increase of 19% from $143.8 million for 2019, primarily due to an increase in property developers’ demand for online advertising.

Revenues from listing services were $0.8 million, a decrease of 48% from $1.6 million for 2019, primarily due to a decrease in demand from secondary real estate brokers.

Cost of revenues was $73.8 million, an increase of 8% from $68.3 million for 2019, primarily due to increased cost of advertising resources purchased from media platforms related to the Company’s online advertising business.

Selling, general and administrative expenses were $622.0 million, an increase of 2% from $607.2 million for 2019, primarily due to increased advertising expenses relating to promotion activities for 2020, partially offset by decreased labor cost.

Income from operations was $24.1 million, an increase of 36% from $17.7 million for 2019. Non-GAAP income from operations was $38.3 million, an increase of 13% from $33.9 million for 2019.

Net income was $21.0 million, an increase of 93% from $10.9 million for 2019. Non-GAAP net income was $32.4 million, an increase of 35% from $23.9 million for 2019.

Net income attributable to Leju Holdings Limited shareholders was $19.3 million, or $0.14 per diluted ADS, an increase of 68% from $11.5 million, or $0.08 per diluted ADS for 2019. Non-GAAP net income attributable to Leju Holdings Limited shareholders was $30.7 million, or $0.22 per diluted ADS, an increase of 25% from $24.6 million, or $0.18 per diluted ADS for 2019.

Cash Flow

As of December 31, 2020, the Company’s cash and cash equivalents and restricted cash were $285.7 million.

Fourth quarter 2020 net cash provided in operating activities was $11.8 million, primarily comprised of non-GAAP net income of $9.9 million, a decrease in amounts due from related parties of $8.6 million, a decrease in deferred tax assets of $11.1 million, partially offset by a decrease in amounts due to related parties of $16.3 million.

Business Outlook

The Company estimates that its total revenues of 2021 will be approximately $755 million to $790 million, which would represent an increase of approximately 5% to 10% from $719.5 million for 2020. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Changes in Board and Committee Composition

The Company also announced that Mr. Zhe Wei has resigned as a director of the Company’s Board of Directors (the “Board”) and the chairperson of the audit committee. The Board has appointed Mr. Winston Li as the new chairperson of the audit committee to replace Mr. Zhe Wei, appointed Mr. Hongchao Zhu as a member of the nominating and corporate governance committee, and appointed Mr. Jian Sun as a member of the audit committee, effective March 26, 2021. Mr. Jian Sun has concurrently resigned as a member of Leju’s nominating and corporate governance committee.

“We would like to express our sincere gratitude to Mr. Zhe Wei for his dedication and valuable contributions over the past few years,” said Mr. Xin Zhou, Leju’s Executive Chairman. “We also look forward to continuing working with Mr. Winston Li, Mr. Jian Sun and Mr. Hongchao Zhu as members of the board. We are confident that Leju will benefit from their valuable insights and extensive experience.”

Conference Call Information

Leju’s management will host an earnings conference call on March 26, 2021 at 7 a.m. U.S. Eastern Time (7 p.m. Beijing/Hong Kong time).

Please register in advance of the conference using the link provided below and dial in 10 minutes prior to the call, using participant dial-in numbers, Direct Event passcode and unique registrant ID which would be provided upon registering. You will be automatically linked to the live call after completion of this process, unless required to provide the conference ID below due to regional restrictions.

PRE-REGISTER LINK: http://apac.directeventreg.com/registration/event/9117658

CONFERENCE ID: 9117658

A replay of the conference call may be accessed by phone at the following number until April 3, 2021:

U.S./International:                        +1-855-452-5696

Hong Kong:                                                           +800-963-117

Mainland China:                                400-632-2162

Passcode:                                                                         9117658

Additionally, a live and archived webcast will be available at http://ir.leju.com.

About Leju

Leju Holdings Limited (“Leju”) (NYSE: LEJU) is a leading e-commerce and online media platform for real estate and home furnishing industries in China, offering real estate e-commerce, online advertising and online listing services. Leju’s integrated online platform comprises various mobile applications along with local websites covering more than 380 cities, enhanced by complementary offline services to facilitate residential property transactions. In addition to the Company’s own websites, Leju operates the real estate and home furnishing websites of SINA Corporation, and maintains a strategic partnership with Tencent Holdings Limited. For more information about Leju, please visit http://ir.leju.com.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Leju may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Leju’s beliefs and expectations, are forward-looking statements that involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements. Such factors include, but are not limited to, fluctuations in China’s real estate market; the highly regulated nature of, and government measures affecting, the real estate and internet industries in China; Leju’s ability to compete successfully against current and future competitors; its ability to continue to develop and expand its content, service offerings and features, and to develop or incorporate the technologies that support them; its reliance on SINA and others with which it has developed, or may develop in the future, strategic partnerships; substantial revenue contribution from a limited number of real estate markets; and relevant government policies and regulations relating to the corporate structure, business and industry of Leju. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Leju’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Leju uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to Leju shareholders, (4) net income (loss) attributable to Leju shareholders per basic ADS, and (5) net income (loss) attributable to Leju shareholders per diluted ADS, each of which excludes share-based compensation expense, amortization of intangible assets resulting from business acquisitions, and income tax impact on the share-based compensation expense and amortization of intangible assets resulting from business combinations. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Leju believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expense and amortization of intangible assets resulting from business acquisitions, which may not be indicative of Leju’s operating performance. These non-GAAP financial measures also facilitate management’s internal comparisons to Leju’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation expense and amortization of intangible assets resulting from business acquisitions may continue to exist in Leju’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables provide more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

For investor and media inquiries please contact:

Ms. Christina Wu

Leju Holdings Limited

Phone: +86 (10) 5895-1062

E-mail: ir@leju.com

Philip Lisio

Foote Group

Phone: +86 135-0116-6560

E-mail: phil@thefootegroup.com

LEJU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	December 31,	December 31,
	2019	2020
ASSETS
Current assets
Cash and cash equivalents	159,012	284,489
Restricted cash	—	1,217
Accounts receivable, net	147,638	202,702
Contract assets	830	1,884
Marketable securities	3,438	4,304
Prepaid expenses and other current assets	5,436	7,484
Customer deposits	57,174	11,551
Amounts due from related parties	9,673	9,076
Total current assets	383,201	522,707
Property and equipment, net	18,108	17,002
Intangible assets, net	45,581	34,213
Right-of-use assets	26,776	25,666
Investment in affiliates	53	31
Deferred tax assets	49,311	40,905
Other non-current assets	1,450	1,437
Total assets	524,480	641,961

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	1,523	2,834
Accrued payroll and welfare expenses	32,787	29,222
Income tax payable	56,691	63,041
Other tax payable	20,056	21,204
Amounts due to related parties	4,407	7,106
Advance from customers	34,246	95,340
Lease liabilities, current	5,189	5,461
Accrued marketing and advertising expenses	49,830	70,086
Other current liabilities	32,784	22,596
Total current liabilities	237,513	316,890
Lease liabilities, non-current	22,866	21,727
Deferred tax liabilities	11,742	8,559
Total liabilities	272,121	347,176
Shareholders’ Equity
Ordinary shares ($0.001 par value): 1,000,000,000 shares authorized, 135,812,719 and 136,326,020 shares issued and outstanding, as of December 31, 2019 and 2020, respectively	136	136
Additional paid-in capital	796,192	799,537
Accumulated deficit	(517,303)	(498,001)
Subscription receivables	—	(50)
Accumulated other comprehensive loss	(23,624)	(5,695)
Total Leju Holdings Limited shareholders’ equity	255,401	295,927
Non-controlling interests	(3,042)	(1,142)
Total equity	252,359	294,785
TOTAL LIABILITIES AND EQUITY	524,480	641,961

LEJU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share data and per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2019	2020	2019	2020

Revenues
E-commerce	184,542	170,062	547,184	547,895
Online advertising	41,981	60,125	143,779	170,783
Listing	285	230	1,642	848
Total net revenues	226,808	230,417	692,605	719,526
Cost of revenues	(13,230)	(17,792)	(68,298)	(73,762)
Selling, general and administrative expenses	(204,171)	(202,575)	(607,165)	(622,026)
Other operating income (loss), net	(360)	49	598	381
Income from operations	9,047	10,099	17,740	24,119

Interest income, net	110	4,718	152	7,268
Other income (loss), net	877	(1,320)	1,979	300
Income before taxes and income from equity in affiliates	10,034	13,497	19,871	31,687
Income tax expenses	(6,521)	(6,284)	(8,990)	(10,665)
Income before income from equity in affiliates	3,513	7,213	10,881	21,022
Income (loss) from equity in affiliates, net of tax of nil	2	7	(9)	(24)
Net income	3,515	7,220	10,872	20,998
Less: net income (loss) attributable to non-controlling interests	(987)	1,102	(650)	1,696
Net income attributable to Leju Holdings Limited shareholders	4,502	6,118	11,522	19,302

Earnings per share:
Basic	0.03	0.04	0.08	0.14
Diluted	0.03	0.04	0.08	0.14
Shares used in computation of earnings per ADS:
Basic	135,790,091	136,308,496	135,770,793	136,070,785
Diluted	135,943,267	138,318,826	135,811,751	137,564,567

The conversion of functional currency Renminbi (“RMB”) amounts into reporting currency USD amounts is based on the rate of USD1 = RMB6.5249 on December 31, 2020 and USD1 = RMB6.9260 for the year ended December 31, 2020.

LEJU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

(In thousands of U.S. dollars)

	Three months ended		Year ended
	December 31,		December 31,
	2019	2020	2019	2020

Net income	3,515	7,220	10,872	20,998
Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustments	2,036	12,576	(3,745)	17,898

Comprehensive income	5,551	19,796	7,127	38,896

Less: Comprehensive income (loss) attributable to non-controlling interests	(996)	1,096	(619)	1,664

Comprehensive income attributable to Leju Holdings Limited shareholders	6,547	18,700	7,746	37,232

LEJU HOLDINGS LIMITED

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands of U.S. dollars, except share data and per ADS data)

	Three months ended		Year ended
	December 31,		December 31,
	2019	2020	2019	2020

GAAP income from operations	9,047	10,099	17,740	24,119
Share-based compensation expense	1,827	696	3,597	2,978
Amortization of intangible assets resulting from business acquisitions	3,152	2,639	12,611	11,180
Non-GAAP income from operations	14,026	13,434	33,948	38,277

GAAP net income	3,515	7,220	10,872	20,998
Share-based compensation expense	1,827	696	3,597	2,978
Amortization of intangible assets resulting from business acquisitions	3,152	2,639	12,611	11,180
Income tax benefits:
Current	—	—	—	—
Deferred[2]	(789)	(659)	(3,153)	(2,795)
Non-GAAP net income	7,705	9,896	23,927	32,361

Net income attributable to Leju Holdings Limited shareholder	4,502	6,118	11,522	19,302
Share-based compensation expense (net of non-controlling interests)	1,827	696	3,597	2,978
Amortization of intangible assets resulting from business acquisitions (net of non-controlling interests)	3,152	2,639	12,611	11,180
Income tax benefits:
Current	—	—	—	—
Deferred	(789)	(659)	(3,153)	(2,795)
Non-GAAP net income attributable to Leju Holdings Limited shareholders	8,692	8,794	24,577	30,665

GAAP net income per ADS — basic	0.03	0.04	0.08	0.14

GAAP net income per ADS — diluted	0.03	0.04	0.08	0.14

Non-GAAP net income per ADS — basic	0.06	0.06	0.18	0.23

Non-GAAP net income per ADS — diluted	0.06	0.06	0.18	0.22

Shares used in calculating basic GAAP / non-GAAP net income attributable to shareholders per ADS	135,790,091	136,308,496	135,770,793	136,070,785

Shares used in calculating diluted GAAP / non-GAAP net income attributable to shareholders per ADS	135,943,267	138,318,826	135,811,751	137,564,567

[2]   Amount represents the realization of deferred tax liabilities recognized for the temporary difference between the tax basis of intangible assets recognized from acquisitions and their reported amounts in the financial statements. The income tax impact on the share-based compensation expense is nil.

LEJU HOLDINGS LIMITED

SELECTED OPERATING DATA

	Three months ended		Year ended
	December 31,		December 31,
	2019	2020	2019	2020

Operating data for e-commerce services
Number of discount coupons issued to prospective purchasers (number of transactions)	84,891	83,206	252,519	243,836
Number of discount coupons redeemed (number of transactions)	70,007	67,514	177,201	192,716